RICHARD A. KRANTZ

Financial Centre
695 East Main Street
P.O. Box 10305
Stamford, CT 06904-2305
Main (203) 462-7500
Fax (203) 462-7599
rkrantz@rc.com
Direct (203) 462-7505

Also admitted in New York
and Massachusetts

June 1, 2006

Ms. Kate Tillan
Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	FuelCell Energy Inc. Form 10-K for the year ended October 31, 2005 Filed January 17, 2006 File No. 001-14204

Dear Ms. Tillan:

This correspondence is in response to your letter dated May 25, 2006 to Joseph G. Mahler, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell” or the “Company”). We will respond to the comments in the order presented.

Form 10-K for the year ended October 31, 2005

Financial Statements

Consolidated Balance Sheets, page 67

Note 12. Shareholders’ Equity, page 85

1.	FuelCell acknowledges the Staff’s comments and the responses below correspond to each of the Staff’s bulleted items.

•
FuelCell refers the Staff to Note 8 of the Notes to Consolidated Financial Statements in the proposed amended Form 10-Q/A at Appendix A. The information requested by the Staff has been added to the disclosure of the terms of the Series 1 Preferred stock.

Ms. Kate Tillan
Securities and Exchange Commission
June 1, 2006

•
FuelCell acknowledges the Staff’s comment and provides clarification to its previous response number 4. The Series 1 Preferred shares do not contain any mandatory or conditional redemption features. As such, SFAS 150 and EITF Topic D-98 do not apply. The redemption terms of the Series 1 Preferred shares are only at the option of and solely within the control of FuelCell Energy, Ltd. Holders of these shares have no redemption rights under any circumstance. FuelCell refers the Staff to Note 8 of the Notes to Consolidated Financial Statements in the proposed amended Form 10-Q/A at Appendix A for additional disclosures included under the redemption terms of the Series 1 Preferred shares.

•
FuelCell advises the Staff that it had considered issuing the Series 1 Preferred shares at the parent company level (i.e., FuelCell). As evidenced by the terms and characteristics of the Series 1 Preferred shares, the party bearing the ultimate economic responsibility of these shares to the holder, Enbridge Inc. (“Enbridge”), is FuelCell and not FuelCell Energy, Ltd. In the absence of the request made by Enbridge to issue such shares by a Canadian entity to provide Enbridge with certain tax advantages, the Series 1 Preferred shares would have been equity issued by FuelCell, and accounted for as such.

FuelCell, after consultation with its Independent Registered Public Accounting Firm, has considered whether the issuance of the Series 1 Preferred shares out of a wholly-owned subsidiary of FuelCell Energy, Inc. (FuelCell Energy, Ltd.) should change the underlying substance and accounting of this transaction. The specific accounting literature considered by FuelCell in approaching the “substance over form” accounting conclusion were SEC Rule 3A-02 and Concepts Statement #2 (“Concept #2”). Although Rule 3A-02 does not list specific criteria that needs to be considered in determining whether an entity should be consolidated, it emphasizes the need to consider substance over form to determine appropriate consolidation policy and that such determination requires the use of judgment by registrants and their independent accountants. It states “in deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant.” FuelCell also considered Concept #2, which defines “representational faithfulness as correspondence or agreement between a measure or description and the phenomenon it purports to represent.” FuelCell believes that the underlying substance of the Series 1 Preferred share transaction represents the issuance of equity at the parent company level.

Ms. Kate Tillan
Securities and Exchange Commission
June 1, 2006

In analyzing whether substance over form should dictate the accounting for this transaction or if the Series 1 Preferred shares should be accounted for as minority interest in accordance with Rule 5-02.27, the five criteria listed below were identified as specific characteristics of the issuance that indicate that the underlying substance of the transaction was more akin to FuelCell issuing the Series 1 Preferred shares, rather than FuelCell Energy, Ltd.

(1) FuelCell pays the dividends on such shares since there are no ongoing operations or sufficient assets of FuelCell Energy, Ltd. or requirements to have sufficient assets of FuelCell Energy, Ltd. to pay the dividend.

FuelCell analysis– the fact that FuelCell Energy, Ltd. can be liquidated by FuelCell without any requirement for approval from the Series 1 holder indicates that such holder ultimately is not concerned about the asset levels in the very entity in which it retains an ownership interest. This is not consistent with what would be expected from a traditional minority interest holder in an entity requiring accounting in accordance with Rule 5-02.27.

(2) The Series 1 Preferred shares are convertible into FuelCell common stock.

FuelCell analysis – this characteristic is further evidence that the Series 1 holder is more akin to an equity holder of FuelCell, rather than a minority interest holder in FuelCell Energy, Ltd., which would require accounting in accordance with Rule 5-02.27.

Ms. Kate Tillan
Securities and Exchange Commission
June 1, 2006

(3) FuelCell guarantees the obligations to the Series 1 Preferred shareholders.

FuelCell analysis – this guarantee provided to the Series 1 holder indicates which entity is the underlying obligor and is not consistent with the concept of a holder of minority interest of FuelCell Energy, Ltd.

(4)  The Series 1 Preferred shares have a priority claim over the Company’s other equity holders on the assets of FuelCell in the event of liquidation or dissolution of FuelCell.

FuelCell analysis – this priority claim in the assets of FuelCell provided to the Series 1 holder indicates which entity is the underlying obligor to the Series 1 holder and is not consistent with the concept of a holder of a minority interest only in FuelCell Energy, Ltd. requiring accounting in accordance with Rule 5-02.27. This analysis is also consistent with the guidance in paragraph 5 of EITF D-98, which states that “ordinary liquidation events, which involve the redemption and liquidation of all equity securities, should not result in a security being classified outside of permanent equity.”

(5) The Series 1 Preferred shares have a senior claim on the assets of FuelCell Energy, Ltd. However, FuelCell is not prohibited and approval is not required from the Series 1 holders under the terms of Series 1 Preferred shares from transferring the assets of FuelCell Energy, Ltd. to FuelCell.

FuelCell analysis – the absence of a claim on the assets of the specific entity being invested in (FuelCell Energy, Ltd.) does not appear to be consistent with what would be expected from a true minority interest holder in FuelCell Energy, Ltd.

Based on the above analysis and consideration of all the facts and circumstances of this transaction, the Company believes that the most meaningful presentation of the Series 1 Preferred shares for readers of its financial statements is to assume that such shares were issued by FuelCell, rather than FuelCell Energy, Ltd.

Ms. Kate Tillan
Securities and Exchange Commission
June 1, 2006

Draft Amendment No. 1 to Form 10-Q for the Quarterly Period Ended January 31, 2006

Consolidated Balance Sheets, page 3

2.	FuelCell refers the Staff to the Consolidated Balance Sheet in the proposed amended Form 10-Q/A at Appendix A. The column headings for each period have been labeled as “Revised”.

3.
FuelCell acknowledges the Staff’s comment and advises the Staff that FuelCell has further reviewed paragraph 15 of EITF D-98 and concluded that the fair value of the Series B preferred stock at the date of issuance was $98,990,000 (gross proceeds of $105,875,000, less issuance costs of $6,885,000). Accordingly, FuelCell has revised the Consolidated Balance Sheet in the proposed amended Form 10-Q/A at Appendix A.

FuelCell further advises the Staff that, in accordance with paragraph 15 of EITF D-98, it has evaluated the probability of redemption and concluded that it is not probable at this time that the security will become redeemable, which can only occur upon a fundamental change. As a result, the value of these preferred shares would not be adjusted until such time that a fundamental change, as defined, becomes probable. In accordance with paragraph 15 of EITF D-98, FuelCell has included disclosure in Note 1 and Note 8 of Notes to Consolidated Financial Statements in the proposed amended Form 10-Q/A at Appendix A stating that redemption at this time is not considered probable.

Note 1. Summary of Significant Accounting Policies, page 6

Reclassification of Series B Cumulative Convertible Perpetual Preferred Stock, page 7

4.
FuelCell refers the Staff to Note 8 of the Notes to Consolidated Financial Statements in the proposed amended Form 10-Q/A at Appendix A. Additional disclosure has been included with regard to the events that constitute a fundamental change and to clarify that shares of the Series B Preferred shares will not be redeemable by FuelCell, except in the case of a fundamental change whereby holders may require FuelCell to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of Series B preferred stock to be repurchased, plus accrued and unpaid dividends, if any.

Ms. Kate Tillan
Securities and Exchange Commission
June 1, 2006

FuelCell acknowledges the following:

-	FuelCell is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the year ended October 31, 2005;

-
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the FuelCell’s Form 10-K for the year ended October 31, 2005; and

-	FuelCell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard A. Krantz

Richard A. Krantz

cc: Joseph G. Mahler

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q/A

☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the quarterly period ended January 31, 2006
or
☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

for the transition period from              to

Commission File Number 1-14204

FUELCELL ENERGY, INC.
(Exact name of Registrant as Specified in its Charter)

Delaware	06-0853042
(State of Incorporation)	(I.R.S. Employer Identification Number)

3 Great Pasture Road
Danbury, Connecticut 06813
(Address of Principal Executive Offices)

Telephone (203) 825-6000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No  ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒  No ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes  ☐ No  ☒

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.0001 per share, outstanding at March 8, 2006: 48,858,396.

Explanatory Note

This Form 10-Q/A is being filed to correct the following items in the Company’s quarterly report on Form 10-Q for the period ended January 31, 2006 filed with the Securities and Exchange Commission on March 13, 2006: (1) reclassify the Company’s 5% Series B Cumulative Convertible Perpetual Preferred Stock out of the general heading of shareholders’ equity and into a temporary equity classification, (2) expand our disclosures relating to our Series 1 Preferred Shares of Subsidiary and (3) revise the language used in Item 4. Controls and Procedures to describe management’s conclusion relating to its evaluation of disclosure controls and procedures to conform with the description of what the Company’s disclosure controls and procedures are designed to accomplish. Disclosure relating to the reclassification of the Company’s 5% Series B Cumulative Convertible Perpetual Preferred Stock and the expanded disclosures related to the Series I Preferred Shares of Subsidiary has been included herein in Notes 1 and 8, respectively, of Notes to the Consolidated Financial Statements. This Form 10-Q/A replaces the Form 10-Q for the period ended January 31, 2006 in its entirety.

FUELCELL ENERGY, INC.

FORM 10-Q/A

As of and For the Three Month Period Ended January 31, 2006

Table of Contents

		Page
PART I. FINANCIAL INFORMATION

Item 1.	Consolidated Financial Statements (unaudited)

	Consolidated Balance Sheets as of January 31, 2006 and October 31, 2005	3

	Consolidated Statements of Operations for the three months ended January 31, 2006 and 2005	4

	Consolidated Statements of Cash Flows for the three months ended January 31, 2006 and 2005	5

	Notes to Consolidated Financial Statements	6

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	20

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	32

Item 4.	Controls and Procedures	32

PART II. OTHER INFORMATION

Item 6.	Exhibits and Reports on Form 8-K	33

	Signature	34

FUELCELL ENERGY, INC.
Consolidated Balance Sheets
(Dollars in thousands, except share and per share amounts)

	[Revised] January 31, 2006 (Unaudited)	[Revised] October 31, 2005
ASSETS
Current assets :
Cash and cash equivalents	$21,815	$22,702
Investments: U.S. treasury securities	100,281	113,330
Accounts receivable, net of allowance for doubtful accounts of $118 and $104, respectively	10,577	10,062
Inventories, net	14,130	12,141
Other current assets	6,345	3,659
Total current assets	153,148	161,894

Property, plant and equipment, net	48,059	46,705
Investments: U.S. treasury securities	40,719	43,928
Equity investments	12,258	12,473
Other assets, net	572	520
Total assets	$254,756	$265,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt and other liabilities	$460	$503
Accounts payable	8,519	6,221
Accrued liabilities	5,979	7,018
Deferred license fee income	262	38
Deferred revenue	10,328	9,366
Total current liabilities	25,548	23,146
Long-term debt and other liabilities	779	904
Total liabilities	26,327	24,050

Redeemable preferred stock ($0.01 par value, liquidation preference of $105,875); 200,000 shares authorized at January 31, 2006 and October 31, 2005: Series B Convertible Preferred Stock; 105,875 shares issued and outstanding at January 31, 2006 and October 31, 2005	98,989	98,989

Shareholders’ equity:
Non-redeemable preferred shares of subsidiary (convertible into FuelCell Common Stock)	11,847	11,517
Common stock ($.0001 par value); 150,000,000 shares authorized at January 31, 2006 and October 31, 2005; 48,762,847 and 48,497,088 shares issued and outstanding at January 31, 2006 and October 31, 2005, respectively.	5	5
Additional paid-in capital	423,001	421,298
Accumulated deficit	(305,413)	(290,339)
Treasury stock, Common, at cost (9,394 shares in 2006 and 4,279 shares in 2005)	(88)	(44)
Deferred compensation	88	44
Total shareholders’ equity	129,440	142,481
Total liabilities and shareholders’ equity	$254,756	$265,520

See accompanying notes to consolidated financial statements.

FUELCELL ENERGY, INC.
Consolidated Statements of Operations
(Unaudited)
(Dollars in thousands, except share and per share amounts)

	Three Months Ended January 31,
	2006	2005
Revenues:
Product sales and revenues	$3,000	$5,032
Research and development contracts	2,944	2,522
Total revenues	5,944	7,554

Costs and expenses:
Cost of product sales and revenues	9,350	13,713
Cost of research and development contracts	2,923	2,814
Administrative and selling expenses	4,224	3,130
Research and development expenses	5,884	5,233
Total costs and expenses	22,381	24,890

Loss from operations	(16,437)	(17,336)

License fee income, net	71	71
Interest expense	(32)	(42)
Loss from equity investments	(215)	(340)
Interest and other income, net	1,538	875

Loss before provision for income taxes	(15,075)	(16,772)

Provision for income taxes	—	—

Loss from continuing operations	(15,075)	(16,772)

Discontinued operations, net of tax	—	(1,252)

Net loss	(15,075)	(18,024)

Preferred stock dividends	(1,595)	(1,342)

Net loss to common shareholders	$(16,670)	$(19,366)

Loss per share basic and diluted:
Continuing operations	$(0.34)	$(0.37)
Discontinued operations	—	(0.03)
Net loss per share to common shareholders	$(0.34)	$(0.40)
Basic and diluted weighted average shares outstanding	48,556,123	48,152,998

See accompanying notes to consolidated financial statements.

FUELCELL ENERGY, INC.
Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in thousands)

	Three Months Ended January 31,
	2006	2005
Cash flows from operating activities:
Net loss	$(15,075)	$(18,024)
Adjustments to reconcile net loss to net cash used in
operating activities:
Loss from discontinued operations	—	1,252
Asset impairment	—	994
Stock-based compensation	1,115	—
Loss in equity investments	215	340
Depreciation and amortization	2,300	1,853
Amortization of bond premium	339	44
Provision for doubtful accounts	(118)	6
(Increase) decrease in operating assets:
Accounts receivable	(397)	(128)
Inventories	(1,989)	1,336
Other assets	(1,712)	491
Increase (decrease) in operating liabilities:
Accounts payable	2,298	(3,691)
Accrued liabilities	(182)	(420)
Deferred revenue	962	(1,013)
Deferred license fee income and other	224	225
Net cash used in operating activities	(12,020)	(16,735)

Cash flows from investing activities:
Capital expenditures	(3,582)	(3,264)
Treasury notes matured	52,000	59,253
Treasury notes purchased	(36,081)	(15,354)
Net cash provided by investing activities	12,337	40,635

Cash flows from financing activities:
Repayment on long-term debt	(168)	(84)
Net proceeds from issuance of preferred stock	—	99,007
Payment of preferred dividends	(1,323)	—
Common stock issued for option and stock purchase plans	287	161
Net cash provided by financing activities	(1,204)	99,084

Net increase (decrease) in cash and cash equivalents	(887)	122,984

Cash and cash equivalents-beginning of period	22,702	45,759
Cash and cash equivalents-end of period	$21,815	$168,743

See accompanying notes to consolidated financial statements.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Note 1. Summary of Significant Accounting Policies

Nature of Business

FuelCell Energy, Inc. is engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell ® (“DFC ®”) power plants produce reliable, secure and environmentally friendly base load electricity for commercial and industrial, government and other customers. We are currently in the process of commercializing our DFC carbonate products and are beginning the development of planar solid oxide fuel cell technology. We expect to incur losses as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our cost-out initiatives.

Basis of Presentation – Interim Consolidated financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), for interim financial information, and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly our financial position as of January 31, 2006 have been included. The balance sheet as of October 31, 2005 has been derived from the audited financial statements at that date.

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

The results of operations and cash flows for the three months ended January 31, 2006 are not necessarily indicative of the results to be expected for the full year. The reader should supplement the information in this document with prior disclosures in our 2005 Annual Report on Form 10-K.

Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, including our Canadian subsidiary, FuelCell Energy, Ltd. Intercompany accounts and transactions have been eliminated. Alliance Monterrey, LLC; Alliance Chico, LLC; Alliance Star Energy, LLC; and Alliance TST Energy, LLC are joint ventures with Alliance Power, Inc. to construct fuel cell power plants and sell power under power purchase agreements to the following customers: the City of Santa Barbara, the Sierra Nevada Brewering Co., the Sheraton San Diego Hotel & Marina, the Westin San Francisco Airport Hotel and TST Inc., respectively. The financial results of the joint ventures are consolidated with those of FuelCell Energy, Inc., which owns 80 percent of each entity. Cumulative minority interest in these Alliance entities is not material to the consolidated financial statements.

Certain reclassifications have been made to our prior year amounts to conform to the 2006 presentation.

Foreign Currency Translation

Our Canadian subsidiary, FuelCell Energy, Ltd., is financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. The functional currency is U.S. dollars. We recognized a foreign currency gain of approximately $.05 million and a foreign currency loss of approximately $.03 million during the three months ended January 31, 2006 and 2005, respectively. These amounts have been classified in interest and other income on our consolidated statement of operations.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Comprehensive Loss

Comprehensive loss was $15.1 million and $18.3 million for the three months ended January 31, 2006 and 2005, respectively. Comprehensive loss for the three months ended January 31, 2005 included an adjustment to retained earnings totaling approximately $0.2 million as a result from switching from the cost to equity method of accounting for our investment in Versa. Refer also to Note 3 - Equity Investments.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004) (“SFAS No. 123R”), “Share-Based Payment” which revised SFAS No. 123, “Accounting for Stock-Based Compensation”. This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted this statement as of November 1, 2005, as required, utilizing the modified prospective method. Share-based compensation of $1.1 million was recognized in the consolidated statement of operations for the three months ended January 31, 2006. Refer to Note 7 for additional information.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of this accounting standard on November 1, 2005, as required, and there was not a material impact to the Company’s financial statements.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005, or no later than our fiscal fourth quarter of 2006. We have not yet determined the impact of adopting this statement on our consolidated financial statements.

Reclassification of Series B Cumulative Convertible Perpetual Preferred Stock

On November 11, 2004, the Company entered into a purchase agreement with Citigroup Global Markets Inc.; RBC Capital Markets Corporation; Adams Harkness, Inc.; and Lazard Freres & Co., LLC (the “Initial Purchasers”) for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004 and January 25, 2005, the Company closed on the sale of 100,000 shares and 5,875 shares, respectively, of Series B preferred stock to the Initial Purchasers. The carrying value of the Series B shares represents the net proceeds to us of approximately $99.0 million.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Upon a fundamental change in control of the Company, holders of the Series B preferred stock may require the Company to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of Series B preferred stock to be repurchased, plus accrued and unpaid dividends, if any. The Company may, at its option, elect to pay the repurchase price in cash or in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or any combination thereof. However, we may pay such repurchase price in shares of our common stock only if such shares are registered under the Securities Act and eligible for immediate sale in the public market by non-affiliates of ours.

Redemption by holders of the Series B preferred stock can only occur upon a fundamental change, which was not considered to be probable at this time. As a result, future adjustments of the redemption amount of the Series B preferred stock will not be made until, if and when a fundamental change is considered probable.

We have reclassified the Series B shares into a temporary equity classification (outside of the general heading of shareholders’ equity) because we are unable to control our ability to register and maintain the effectiveness of such registration statements with the Securities and Exchange Commission to ensure that shares of common stock will be available to pay the repurchase price if such a series of events, as described above, occurred. It is the Company’s intent to convert or pay any potential repurchase price on these Series B shares through issuance of our common stock, if possible.

Note 2.    Discontinued Operations

During fiscal 2004, we acquired, Global Thermoelectric Inc. (Global) and subsequently divested its generator product line through the sale of Global on May 28, 2004. As a result, historical results were reclassified as discontinued operations. During the three months ended January 31, 2005, we exited certain facilities related to this business and as a result recorded fixed asset impairment charges totaling approximately $0.9 million. In addition, we incurred approximately $0.4 million of exit costs related to these facilities, which resulted in total loss from discontinued operations of approximately $1.3 million. There were no discontinued operations during the three months ended January 31, 2006.

Note 3. Equity investments

On November 1, 2004, we transferred substantially all of our Canadian solid oxide fuel cell (“SOFC”) assets and operations (including manufacturing and test equipment, intellectual property and personnel) to Versa. In exchange, we received 5,714 shares of Versa common stock, increasing our ownership position in Versa to 7,714 shares. No cash was exchanged in the transaction. The consideration received by us in the transaction was determined based upon arms-length negotiations of the parties.

Our investment in Versa totaled approximately $12.1 million and $12.3 million as of January 31, 2006 and October 31, 2005, respectively. Our current ownership interest is 40 percent and we account for Versa under the equity method of accounting.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Note 4. Investments

Our short and long-term investments are in U.S. treasury securities, which are held to maturity. The following table summarizes the amortized cost basis and fair value at January 31, 2006 and October 31, 2005:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
At January 31, 2006
U.S. government obligations	$141,000	$—	$(577)	$140,423

At October 31, 2005
U.S. government obligations	$157,258	$—	$(606)	$156,652

Reported as:
	January 31,	October 31,
	2006	2005
Short-term investments	$100,281	$113,330
Long-term investments	40,719	43,928
Total	$141,000	$157,258

As of January 31, 2006, short-term investment securities have maturity dates ranging from February 15, 2006 to January 31, 2007, and estimated yields ranging from 2.71 percent to 4.40 percent. Long-term investment securities have maturity dates ranging from April 30, 2007 to December 31, 2007, and estimated yields ranging from 3.72 percent to 4.36 percent. Our weighted average yield on our short and long-term investments was 3.71 percent as of January 31, 2006.

Note 5. Inventories

The components of inventory at January 31, 2006 and October 31, 2005 consisted of the following:

	January 31,	October 31,
	2006	2005

Raw materials	$4,061	$4,772
Work-in-process	10,069	7,369
Total	$14,130	$12,141

Our inventories are stated at the lower of recoverable cost or market price. We provide for a lower of cost or market adjustment against gross inventory values. Our lower of cost or market adjustment, reducing gross inventory values to the reported amounts, was approximately $8.3 million and $7.8 million at January 31, 2006 and October 31, 2005, respectively.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Note 6. Property, Plant and Equipment

Property, plant and equipment at January 31, 2006 and October 31, 2005 consisted of the following:

	January 31, 2006	October 31, 2005	Estimated Useful Life
Land	$524	$524	—
Building and improvements	5,877	5,978	10-30 years
Machinery, equipment and software	50,069	49,435	3-8 years
Furniture and fixtures	2,353	2,354	6-10 years

Equipment leased to others	2,063	2,063	3 years
Power plants for use under power purchase agreements	15,928	15,331	10 years
Construction in progress(1)	5,095	2,764
	$81,909	$78,449
Less, accumulated depreciation and amortization	(33,850)	(31,744)
Total	$48,059	$46,705

(1)
Included in construction in progress are costs of approximately $3.7 million and $1.5 million at January 31, 2006 and October 31, 2005, respectively, to build power plants, which will service power purchase agreement contracts. These plants are being constructed by joint ventures, which the Company is an 80 percent owner and, as a result, consolidated on our financial statements.

Depreciation expense was approximately $2.2 million and $1.8 million for the three months ended January 31, 2006 and 2005, respectively.

There were no asset impairment charges during the three months ended January 31, 2006. During the three months ended January 31, 2005, we recorded a fixed asset impairment charge related to an obsolete catalyst extruding system totaling $1.0 million, against cost of product sales. This was related to a planned change in manufacturing processes that is expected to improve product performance and reduce costs in future periods. In addition, during the three months ended January 31, 2005, we recorded a fixed asset impairment charge to discontinued operations totaling $0.9 million related to excess facilities in Calgary, Alberta, Canada.

Note 7. Share-Based Compensation

The Company has shareholder approved equity incentive plans and a shareholder approved Section 423 Stock Purchase Plan (the “ESPP”), which are described in more detail below.

On November 1, 2005, we adopted SFAS No. 123R, “Share-Based Payment” utilizing the modified prospective approach. This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, which we used to account for share-based compensation transactions prior to November 1, 2005. The compensation cost that has been charged against income for Share-Based Plans was $1.1 million for the three months ended January 31, 2006 and included $0.1 million in cost of product sales and revenues, $0.1 million in cost of research and development contracts, $0.7 million in general and administrative expense and $0.2 million in research and development expenses. There was no share-based compensation expense recognized in the consolidated statement of operations for the three months ended January 31, 2005.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

The following table illustrates the effect on net loss and net loss per basic and diluted share for the three months ended January 31, 2005 as if we had applied the fair value method to our stock-based compensation:

Three Months Ended January 31,
2005
Net loss to common shareholders, as reported	$(19,366)
Add: Stock-based employee compensation expense included in reported net loss	—
Less: Total stock-based employee compensation expense determined under the fair value method for all awards	(1,625)
Pro forma net loss to common shareholders	$(20,991)

Loss per basic and diluted common share to common shareholders, as reported	$(0.40)
Pro forma loss per basic and diluted common share to common shareholders	$(0.44)

Equity Incentive Plans

The Board adopted the 1988 and 1998 Equity Incentive Plans (collectively, “the Plans”). Under the terms of the Plans, 10,206,000 shares of common stock may be granted as options or stock to our officers, key employees and directors. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to our officers and key employees and may grant nonqualified options and stock appreciation rights to our directors. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but in the case of incentive stock options, shall not be less than 100 percent of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are generally exercisable commencing one year after grant at the rate of 25 percent of such shares in each succeeding year and have a ten-year maximum term. There were no stock appreciation rights outstanding at January 31, 2006 and 2005. Refer also to Note 12 - Subsequent Events regarding the 2006 Equity Incentive Plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility for the three months ended January 31, 2006 is based on a combination of the historical volatility of the Company’s stock and the implied volatility from traded options. Expected volatility for the three months ended January 31, 2005 is based on the historical volatility of the Company’s stock. We use historical data to estimate the expected term of options granted.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

	Three months ended January 31,
	2006	2005
Expected life (in years)	6.31	6.25
Risk-free interest rate	4.39	4.09%
Volatility	56.5%	73.78%
Dividend yield	—	—

The following table summarizes the Plans’ stock option activity for the three months ended January 31, 2006:

	Number of options	Weighted average option price
Outstanding at October 31, 2005	5,883,836	$10.26
Granted	292,797	8.65
Exercised	(67,678)	4.67
Forfeited/Cancelled	(34,187)	16.86
Outstanding at January 31, 2006	6,074,768	$10.21

The weighted average grant-date fair value of options granted during the three months ended January 31, 2006 and 2005 was $5.07 and $6.60, respectively. The total intrinsic value of options outstanding and options exercisable at January 31, 2006 was $20.8 million and $18.4 million, respectively. The total intrinsic value of options exercised during the three months ended January 31, 2006 and 2005, was $0.3 million and $0.1 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at January 31, 2006:

			Options Outstanding			Options Exercisable
Range of exercise prices			Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.28	-	$5.10	1,687,800	1.9	1.66	1,686,800	1.66
$5.11	-	$9.92	1,756,430	8.1	7.78	441,055	6.63
$9.93	-	$14.74	1,412,795	6.7	13.29	988,565	13.46
$14.75	-	$19.56	664,743	4.9	17.58	634,493	17.65
$19.57	-	$24.39	279,000	5.2	23.01	279,000	23.01
$24.40	-	$29.21	27,000	5.0	26.15	27,000	26.15
$29.22	-	$34.03	183,000	4.8	29.91	183,000	29.91
$34.04	-	$48.49	64,000	4.7	38.50	64,000	38.50
			6,074,768	5.4	10.20	4,303,913	10.52

As of January 31, 2006, total compensation cost related to nonvested stock options not yet recognized was $8.1 million, which is expected to be recognized over the next 1.5 years on a weighted-average basis.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

In the first quarter of fiscal 2006, we issued 6,965 shares of common stock with a value of $0.06 million to directors as compensation (in lieu of cash) under the 1998 equity incentive plan. These shares were fully vested at the date of grant. No shares of common stock were issued to directors under this plan for the three months ended January 31, 2005.

Employee Stock Purchase Plan

Our shareholders adopted a Section 423 Stock Purchase Plan (the “ESPP”) on April 30, 1993, which has been amended from time to time by the Board. The total shares allocated to the ESPP are 900,000. Under the ESPP, eligible employees have the right to subscribe to purchase shares of common stock at the lesser of 85 percent of the high and low market prices on the first day of the purchase period or the last day of the purchase period and such purchased shares have a six month vesting period. As of January 31, 2006, there were 375,525 shares of Common Stock reserved for issuance under the ESPP. These shares may be adjusted for any future stock splits. As of January 31, 2006, we had 102 employees enrolled and participating in the ESPP.

Activity in the ESPP for the three months ended January 31, 2006 was as follows:

Number of Shares
Balance at October 31, 2005	396,171
Issued @ $6.76	(20,646)
Balance at January 31, 2006	375,525

The weighted-average grant date fair value of shares under the ESPP during the three months ended January 31, 2006 was $2.54.

The fair value of shares under the ESPP are determined at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

Three months ended January 31, 2006
Expected life (in years)	.5
Risk-free interest rate	4.2%
Volatility	49.5%
Dividend yield	—

Incentive Compensation

Stock may be issued to employees as part of FuelCell’s annual incentive bonus. During the first quarter of fiscal 2006, we issued 75,585 shares of common stock with a value of $0.7 million as incentive bonus (in lieu of cash). No such shares were issued for the three months ended January 31, 2005, however 67,456 shares of common stock as incentive bonus (in lieu of cash) were issued in the third quarter of fiscal 2005.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Note 8. Shareholders' Equity (Revised)

Changes in shareholders’ equity were as follows for the three months ended January 31, 2006:

Balance at October 31, 2005	$142,481
Sale of common stock	1,064
Increase in additional paid-in-capital for 2006 stock-based compensation	1,115
Increase in additional paid-in-capital for stock issued under employee benefit plans	1,178
Accretion of fair value discount of preferred stock	330
Reduction of additional paid in capital for accretion of discount	(330)
Series B preferred dividends accrued	(1,323)
Net loss	(15,075)
Balance at January 31, 2006	$129,440

Series B Preferred Shares

On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc.; RBC Capital Markets Corporation; Adams Harkness, Inc.; and Lazard Freres & Co., LLC (the “Initial Purchasers”) for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004 and January 25, 2005, we closed on the sale of 100,000 shares and 5,875 shares, respectively, of Series B preferred stock to the Initial Purchasers. The carrying value of the Series B shares represents the net proceeds to us of approximately $99.0 million.

Shares of our Series B Preferred stock will not be redeemable by us, except in the case of a fundamental change whereby holders may require us to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of Series B preferred stock to be repurchased, plus accrued and unpaid dividends, if any. Upon a fundamental change in control of the Company, we may at our option, elect to pay the change of control price in cash or, in shares of common stock valued at a discount of 5% from the market price of the shares of common stock, or any combination thereof. However, we may pay such repurchase price in shares of our common stock only if such shares are registered under the Securities Act and eligible for immediate sale in the public market by non-affiliates.

Redemption by holders of the Series B preferred stock can only occur upon a fundamental change, which was not considered to be probable at this time. As a result, future adjustments of the redemption amount of the Series B preferred stock will not be made until, if and when a fundamental change is considered probable.

A fundamental change will be deemed to have occurred if any of the following occurs:

(1) any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

(3) the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or

(4) We consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, Our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

However, notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to repurchase their shares if either:

- the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105% of the conversion price of the shares of Series B Preferred Stock immediately before the fundamental change or announcement;

- at least 90% of the consideration, excluding cash payments for fractional shares and in respect of dissenters' appraisal rights, in the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change and as a result of the transaction, shares of Series B Preferred Stock become convertible into such publicly traded securities; or

- in the case of number 4 above, the transaction is effected solely to change our jurisdiction of incorporation.

Preferred shares of subsidiary

In conjunction with our acquisition of Global, we assumed the preferred share obligation comprised of 1,000,000 Series 2 non-voting Preferred Shares. With the sale of the Global entity in May of 2004, the Global Series 2 Preferred Shares were cancelled, and replaced with equivalent Series 1 Preferred Shares (Preferred Shares) issued by FuelCell Energy, Ltd. The Preferred Shares are convertible at the option of the holder into a certain number of our common shares based on the date of conversion.

As of the November 3, 2003 acquisition date of Global, the fair value of the preferred shares was determined to be $9.1 million. This valuation was performed using the income approach to estimate the fair value of the securities based on expected future economic benefits. In applying this method, cash flows are estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Amounts projected and then discounted included future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. In discounting future cash flows, a discount rate of 13 percent was used which is a rate comparable to yield indexes of technology high yield bonds trading as of the valuation date. In addition to the discount rate, as these securities are not publicly traded, the valuation assumed an additional marketability discount of 15 percent. Because the Series I Preferred Shares were issued as a replacement of the Series 2 Preferred Shares with equivalent terms and dividend requirements, the Company determined that the fair value determined on the acquisition date of Global was equivalent. The fair value of the Series I Preferred Shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount. As of January 31, 2006, the Series I Preferred shares had an accreted value of $11.8 million.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

The significant terms of the Series I Preferred stock include the following:

Voting Rights - The holders of the Series 1 Preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FuelCell Energy, Ltd., but shall be entitled to receive notice of meetings of shareholders of FuelCell Energy, Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.

Dividends - Quarterly dividends of Cdn.$321,500 accrue on the Series 1 Preferred shares (subject to possible reduction pursuant to the terms of the Series 1 Preferred shares on account of increases in the price of FuelCell common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc. (“Enbridge”), the sole current holder of the Series 1 Preferred shares, as long as Enbridge holds these shares. Interest accrues on cumulative unpaid dividends at a 2.45% quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. From 2010 through 2020, FuelCell Energy, Ltd. would be required to pay annual dividend amounts totaling Cdn.$1.25 million. FuelCell Energy, Inc. has guaranteed the dividend obligations to the Series 1 Preferred shareholders.

Dividend and accrued interest payments can be made in cash or common stock, at the option of FuelCell Energy, Ltd., and such shares issuable may be unregistered. If the Company elects to make such payments using shares of common stock, the number of common shares is determined by dividing the cash dividend obligation by 95% of the volume weighted average price in U.S. dollars at which the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada’s noon rate of exchange on the day of determination.

Redemption - FuelCell Energy, Ltd., at its option, may redeem the whole or any part of the Series 1 Preferred shares if the trading price of FuelCell’s common stock for a calculated period is not less than 120% of the current conversion price and any accrued and unpaid dividends. On and after July 31, 2010, the Series 1 Preferred shares are redeemable by FuelCell Energy, Ltd. for Cdn.$25 per share and any accrued and unpaid dividends. Holders of the Series I Preferred shares do not have any mandatory or conditional redemption rights.

Liquidation or Dissolution - In the event of the liquidation or dissolution of FuelCell the holder of Series 1 Preferred shares will be entitled to receive a priority of Cdn.$25,000,000 and any accrued and unpaid dividends. These liquidation obligations have been guaranteed by FuelCell Energy, Inc.

Conversion - A holder of Series 1 Preferred shares has the right to convert such shares into fully paid and non-assessable common stock of FuelCell Energy, Inc. at the following conversion prices:

•	Cdn$120.22 per share of FuelCell common stock until July 31, 2010;
•	Cdn$129.46 per share of FuelCell common stock after July 31, 2010 until July 31, 2015;
•	Cdn$138.71 per share of FuelCell common stock after July 31, 2015 until July 31, 2020; and
•	at any time after July 31, 2020, at a price equal to 95% of the then current market price (in Cdn.$) of shares of FuelCell Energy, Inc. common stock at the time of conversion.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Conditions resulting in adjustments to conversion rate – The conversion rate set forth above shall be adjusted if FuelCell Energy, Inc. shall (i) split its shares; (ii) pay a stock dividend; (iii) issue rights, options or other convertible securities to its common stockholders enabling them to acquire common stock at a price less than 95% of the then-current price; or (iii) fix a record date to distribute to its common stockholders shares of any class of securities, indebtedness or assets.

Warrants

We issued warrants to purchase shares of our common stock to Marubeni Corp. and Enbridge Inc. as part of their distribution agreements. The warrants for each distributor vest in separate tranches if certain order levels are received by specified dates. As of January 31, 2006, Marubeni held 600,000 warrants and Enbridge held 1,000,000 warrants that were unvested.

Note 9. Segment Information and Major Customers

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we use the “management” approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, we have identified one business segment: fuel cell power plant production and research.

Enterprise-wide Information

Enterprise-wide information provided on geographic revenues is based on the customer’s ordering location. The following table presents revenues (greater than ten percent of our total revenues) for geographic areas:
	Three months ended January 31,
Revenues:	2006	2005
United States	$4,242	$4,795
Germany	1,314	1,450
Japan	388	1,309
Total	$5,944	$7,554

Information about Major Customers

We contract with a small number of customers for the sales of our products or research and development contracts. Those customers that accounted for greater than ten percent of our total revenues during the three months ended January 31, 2006 and 2005 are as follows:

	Three months ended January 31,
	2006		2005
U.S. Government (1)	47%		33%
MTU CFC Solutions, GmbH	22%		19%
Chevron Energy Solutions	*	%	18%
Marubeni	*	%	17%

* Less than 10 percent of total revenues in period.

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

(1) – Includes government agencies such as the U.S. Department of Energy and the U.S. Navy either directly or through prime contractors.

Note 10. Earnings Per Share

Basic and diluted earnings per share are calculated using the following data:

	Three months ended January 31,
	2006	2005
Weighted average basic common shares	48,556,123	48,152,998
Effect of dilutive securities(1)	—	—
Weighted average basic common shares adjusted for diluted calculations	48,556,123	48,152,998

(1)
We computed earnings per share without consideration to potentially dilutive instruments due to the fact that losses incurred would make them antidilutive. Future potentially dilutive stock options that were in-the-money at January 31, 2006 and 2005 totaled 3,537,225 and 2,469,610, respectively. Future potentially dilutive stock options that were not in-the-money at January 31, 2006 and 2005 totaled 2,537,543 and 2,763,043, respectively. We also have issued warrants, which vest and expire over time. These warrants, if dilutive, would be excluded from the calculation of EPS since their vesting is contingent upon certain future performance requirements that are not yet probable.

Note 11. Supplemental Cash Flow Information

The following represents supplemental cash flow information:

	Three Months Ended January 31,
	2006	2005
Cash paid during the period for:
Interest	$31	$42
Taxes	$142	$72

Supplemental disclosure of non-cash investing and financing activities:
Assets and liabilities, net, invested in Versa Power Systems, Inc.	$—	$12,132

FUELCELL ENERGY, INC.
Notes to Consolidated Financial Statements, continued
As of and for the three months ended January 31, 2006 and 2005
(Unaudited)
(Tabular amounts in thousands, except share and per share amounts)

Note 12. Subsequent Events

In February 2006, the Board adopted, subject to shareholder approval, the Company's 2006 Equity Incentive Plan (the "2006 Plan"). The purpose of the 2006 Plan is to attract and retain key employees, directors, advisors and consultants, to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in the long-term growth of the Company. Under the 2006 Plan, the Company may grant (i) incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, (ii) options that are not qualified as incentive stock options, (iii) stock appreciation rights either in tandem with an option or alone and unrelated to an option, and (iv) restricted shares of Common Stock. There are a total of 2,500,000 shares of Common Stock available for issuance under the 2006 Plan, subject to adjustment for any stock dividend, recapitalization, stock split, stock combination or certain other corporate reorganizations. Shares issued may consist in whole or in part of authorized but unissued shares or treasury shares. Shares subject to an award that expires or is terminated or is forfeited for any reason or settled in a manner that results in fewer shares outstanding than were initially awarded will again be available for award under the 2006 Plan.

A complete description of this plan was included in our 2006 Proxy Statement and will be voted on by shareholders at the Annual Meeting of Shareholders of FuelCell Energy, Inc on March 28, 2006.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS'

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is provided as a supplement to the accompanying consolidated financial statements and footnotes to help provide an understanding of our financial condition, changes in our financial condition and results of operations. The MD&A is organized as follows:

Caution concerning forward-looking statements. This section discusses how certain forward-looking statements made by us throughout the MD&A are based on management’s present expectations about future events and are inherently susceptible to uncertainty and changes in circumstances.

Overview. This section provides a general description of our business and where investors can find additional information.

Recent developments. This section provides a brief overview of any significant events occurring subsequent to the close of the reporting period.

Critical accounting policies and estimates. This section discusses those accounting policies that are considered important to our financial condition and operating results and require significant judgment and estimates on the part of management in their application.

Results of operations. This section provides an analysis of our results of operations for the three months ended January 31, 2006 and 2005, respectively. In addition, a brief description is provided for transactions and events that impact the comparability of the results being analyzed.

Liquidity and capital resources. This section provides an analysis of our cash position and cash flows.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the accompanying Unaudited Consolidated Financial Statements and Notes thereto included within this report, and our audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2005. In addition to historical information, this Form 10-Q/A and the following discussion contain forward-looking statements. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could cause such a difference include, without limitation, general risks associated with product development, manufacturing, changes in the utility regulatory environment, potential volatility of energy prices, rapid technological change, ability to reach product cost objectives, and competition, as well as other risks set forth in our filings with the Securities and Exchange Commission including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K filed for the fiscal year ended October 31, 2005.

OVERVIEW

FuelCell Energy is a world leader in the development and manufacture of fuel cell power plants for clean, efficient and reliable electric power generation.  We have been developing fuel cell technology since our founding in 1969. We are currently commercializing our core carbonate fuel cell products (“Direct FuelCell®” or “DFC® Power Plants”), offering stationary applications for commercial and industrial customers and continuing to develop our next generation of carbonate fuel cell products. In addition, we are developing another high temperature fuel cell system, planar solid oxide fuel cell (“SOFC”) technology, as a prime contractor in the U.S. Department of Energy’s (“DOE”) Solid State Energy Conversion Alliance (“SECA”) Program and through our 40 percent ownership interest in Versa Power Systems, Inc. (“Versa”).

Our proprietary carbonate DFC power plants electrochemically produce electricity directly from readily available hydrocarbon fuels, such as natural gas and biomass fuels. We believe our products offer significant advantages compared to other power generation technologies. The primary benefits to our customers include:
•	High fuel efficiency;
•	Ultra-clean emissions;
•	High reliability;
•	Firm, 24/7 base load power; and,
•	The ability to site units locally and provide heat for cogeneration applications.

Other customer benefits of our DFC power plants include:
•	Quiet operation;
•	Flexible siting and permitting capabilities;
•	Potentially lower operating, maintenance and generation costs than alternative distributed power generation technologies and the grid; and,
•	The ability to provide end users with greater control of their energy source costs and reliability.

The demand for reliable, clean and economical power is increasing worldwide. Volatile fuel and energy prices, the ratification of the Kyoto Protocol by over 140 countries in 2005 and other strict emissions guidelines mandating clean electric power generation are placing greater emphasis on high efficiency distributed generation products that are ultra-clean. Electric generation without combustion (ultra-clean) significantly reduces harmful pollutants such as NOX, SOX and particulates. Higher efficiency results in lower emissions of carbon dioxide, a major contributor of harmful greenhouse gases. Higher efficiency also results in less fuel per kWh of electricity and Btu of heat produced, thereby reducing operating costs.

Our core products, the DFC300MA, DFC1500MA and DFC3000, are currently rated in capacity at 250 kW, 1 MW and 2 MW, respectively, and these capacities are expected to increase to 300 kW, 1.2 MW and 2.4 MW, respectively, in late-2006. Our products are designed to meet the base load power requirements of a wide range of commercial and industrial customers including wastewater treatment plants (municipal, such as sewage treatment facilities, and industrial, such as breweries and food processors), hotels, manufacturing facilities, universities, hospitals, telecommunications/data centers, government facilities, as well as grid support applications for utility customers.  Ideally, our DFC power plants are part of a total onsite power generation solution for commercial and industrial customers, with our high efficiency products providing the base load power. Grid-delivered electricity or less efficient combustion-based equipment can provide peaking and load following energy needs. Through January 31, 2006, over 94 million kWhs of electricity have been generated from power plants incorporating our DFC technology at over 40 customer sites worldwide.

While our products compete essentially on price with gas engines, turbines and the grid, we believe that the attributes of our DFC products enhance our value proposition. For example, in some regions with strict air emissions controls, the ‘ultra-clean’ designation of our DFC power plants enables our products to be sited where combustion-based technologies cannot. As an ultra-clean technology, our products benefit from: (1) preferential rate treatment, such as the elimination of exit fees and standby charges for onsite electric generation; (2) a streamlined installation process with exemptions from air pollution control or air quality district permitting requirements; and (3) qualification for government-sponsored incentive programs for clean, high efficiency and firm 24/7 power generation.

While we believe that we are making significant progress, we continue to face obstacles that can lengthen the sales cycle.  Recently, sales have been impacted by volatile fuel prices and lagging electric rates. We can face regulatory uncertainty for distributed generation, long capital appropriation cycles, interconnect issues, disparate recognition of the locational value and environmental benefits of distributed generation, standby power costs and stranded asset exit fees.  In addition, due to the early commercialization stage of our DFC power plants and our low volume of sales, our product pricing is generally higher than competing products that are more mature. These factors can slow and constrict our sales cycle and delay our growth. Our sales for the last two years have been approximately 6 MW of power plants per year.

We are currently selling our products to customers in high cost electricity markets. We believe that market clearing prices in California and the Northeast are between $2,000 and $3,000 per kW and up to $4,000/kW in Asia and for mission-critical applications that demand higher reliability. The manufactured cost of our standard sub-MW product design at the end of 2005 was approximately $4,600 per kW (reduced from approximately $6,200/kW at the end of 2004) and our 1 MW product was approximately $4,300/kW. Our cost reduction plans and increased volume will bring us closer to market clearing prices through process improvements, value engineering, supplier/purchasing opportunities, and product output and efficiency improvements. Our primary focus in 2006 is to attempt to reduce the cost of our 2 MW DFC3000 power plant to a range between $3,200/kW and $3,500/kW, and below $3,000/kW with increased volume.

Recent Developments

Change in Executive Management

On January 12, 2006, FuelCell Energy, Inc. announced that R. Daniel Brdar was promoted to President and Chief Executive Officer. Jerry D. Leitman retained the position of Chairman of the Board in the Company's planned management succession.

On February 15, 2006, Dr. Hans Maru retired as Chief Technology Officer, but will remain as a consultant to the Company. The Chief Technology Officer responsibilities, formerly held by Dr. Maru, will be assumed by executives within commercial products and research and development.

Common Stock Offering

During January 2006, we sold 100,000 shares of our common stock on the open market pursuant to a S-3 registration statement filed in June 2005. Total net proceeds to us from the sale of these securities was approximately $1.1 million and is intended to be used for general corporate purposes and dividend payments on our convertible preferred stock.

2006 Equity Incentive Plan

In February 2006, the Board adopted, subject to shareholder approval, the Company's 2006 Equity Incentive Plan (the "2006 Plan"). The purpose of the 2006 Plan is to attract and retain key employees, directors, advisors and consultants, to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in the long-term growth of the Company. There are a total of 2,500,000 shares of Common Stock available for issuance under the 2006 Plan, subject to adjustment for any stock dividend, recapitalization, stock split, stock combination or certain other corporate reorganizations. A complete description of this plan was included in our 2006 Proxy Statement and will be voted on by shareholders at the Annual Meeting of Shareholders of FuelCell Energy, Inc on March 28, 2006.

Adoption of Statement of Financial Accounting Standard No. 123R, “Share-Based Payments”

On November 1, 2005, we adopted Statement of Financial Accounting Standard No. 123R, “Share-Based Payments” (SFAS 123R), which revised SFAS No. 123, “Accounting for Stock-Based Compensation”. This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. Share-based compensation of $1.1 million was recognized in the consolidated statement of operations for the three months ended January 31, 2006. Refer to Note 7 of the consolidated financial statements for additional information.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports will be made available free of charge through the Investor Relations section of our Internet website (http://www.fuelcellenergy.com) as soon as practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Material contained on our website is not incorporated by reference in this report. Our executive offices are located at 3 Great Pasture Road, Danbury, CT 06813.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition
We contract with our customers to perform research and development, manufacture and install fuel cell components and power plants under long-term contracts, and provide services under contract. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of January 31, 2006, research and development sales backlog totaled $12.9 million, of which 70 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from power plant sales, service contracts, electricity sales under power purchase agreements and incentive funding. Revenues from power plant sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are recognized ratably over the contract term. Revenue from electricity sales under power purchase agreements are recognized as power is produced. Revenue from incentive funding are recognized ratably over the term of the incentive funding agreement.

As our fuel cell products are in their initial stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. Once we have established that our fuel cell products have achieved commercial market acceptance and future costs can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

Warrant Value Recognition

Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount. Fair value is determined through market sources, option pricing models and management estimates.

Inventories

During the procurement and manufacturing process of a fuel cell power plant, costs for material, labor and overhead are accumulated in raw materials and work-in-process inventory until they are transferred to a customer contract, at which time they are recorded in cost of sales.

Our inventories and advance payments to vendors are stated at the lower of cost or market price. As we sell products at or below cost, we provide for a lower of cost or market (“LCM”) adjustment to the cost basis of inventory and advances to vendors. This adjustment is computed by comparing the current sales prices of our power plants to estimated costs of completed power plants. In certain circumstances, for long-lead time items, we will make advance payments to vendors for future inventory deliveries, which are recorded as a component of other current assets on the consolidated balance sheet.

As of January 31, 2006 and October 31, 2005, the LCM adjustment to the cost basis of inventory and advance payments to vendors was approximately $8.6 million and $8.0 million, respectively, which equates to a reduction of approximately 35 and 39 percent, respectively, of the gross inventory value. As inventory levels increase or decrease, appropriate adjustments to the cost basis are made.

Internal Research and Development Expenses

We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our consolidated statements of operations.

RESULTS OF OPERATIONS

Management evaluates the results of operations and cash flows using a variety of key performance indicators. Indicators that management uses include revenues compared to prior periods and internal forecasts, costs of our products and results of our “cost-out” initiatives, and operating cash use. These are discussed throughout the ‘Results of Operations’ and ‘Liquidity and Capital Resources’ sections.

Comparison of Three Months ended January 31, 2006 and January 31, 2005

Revenues and costs of revenues

The following tables summarize the components of our revenues and cost of revenues for the three months ended January 31, 2006 and 2005 (dollar amounts in thousands), respectively:
	Three Months Ended January 31, 2006		Three Months Ended January 31, 2005		Percentage Increase / (Decrease) in Revenues
Revenues:	Revenues	Percent of Revenues	Revenues	Percent of Revenues
Product sales and revenues	$3,000	50%	$5,032	67%	(40%)
Research and development contracts	2,944	50%	2,522	33%	17%
Total	$5,944	100%	$7,554	100%	(21%)

	Three Months Ended January 31, 2006		Three Months Ended January 31, 2005		Percentage Increase / (Decrease) in Costs of Revenues
Cost of revenues:	Costs of Revenues	Percent of Costs of Revenues	Costs of Revenues	Percent of Costs of Revenues
Product sales and revenues	$9,350	76%	$13,713	83%	(32)%
Research and development contracts	2,923	24%	2,814	17%	4%
Total	$12,273	100%	$16,527	100%	(26%)

Total revenues for the three months ended January 31, 2006 decreased by $1.6 million, or 21 percent, to $5.9 million from $7.6 million during the same period last year.

Product sales and revenues

Product sales and revenue decreased $2.0 million to $3.0 million for the three months ended January 31, 2006, compared to $5.0 million for the same period in 2005. Revenue during the quarter included approximately $2.0 million of product and stack components and approximately $1.0 million of revenue on power purchase and service agreements. The decrease in product sales and revenues was primarily due to the timing of customer delivery requirements, a production switch to lower cost DFC product models and production during the quarter related to power plants being built for power purchase agreements.

At January 31, 2006, product sales backlog totaled approximately $24.5 million, compared to $22.8 million as of January 31, 2005. Included in these figures are $5.9 million and $1.5 million, respectively, related to long-term service agreements. Product backlog does not include power purchase or incentive funding agreements.

Cost of product sales and revenues increased to $9.4 million during the three months ended January 31, 2006, compared to $13.7 million during the same period of the prior year. Included in cost of sales during the first quarter of 2005, was a non-cash fixed asset impairment charge totaling approximately $1.0 million. The ratio of product cost to sales was 3.1-to-1 during the three months ended January 31, 2006, compared to 2.7-to-1 during the three months ended January 31, 2005. This ratio is inclusive of any lower of cost or market adjustments in cost of sales related to power plants for power purchase agreements. Costs related to power purchase agreements were $1.9 million and $2.4 million for the three months ended January 31, 2006 and 2005, respectively. Excluding the non-cash fixed asset impairment charge and power purchase agreement costs, our cost ratios would have been approximately 2.5-to-1 and approximately 2.0-to-1 for the three months ended January 31, 2006 and 2005, respectively. The ratio of costs to product sales was higher, compared to the same period of a year ago, due to increasing spare module components for the growing fleet and higher inventory for the transition to cost reduced designs as well as higher insurance costs.

The cost ratios above that exclude certain items are not considered generally accepted accounting principles (“GAAP”) financial measures and should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. We have used non-GAAP pro forma financial measures in analyzing financial results because they provide meaningful information regarding our operational performance and facilitate management’s internal comparisons to our historical operating results and comparisons to competitors’ operating results.

Our products do not ship on an even production schedule. The shipment date to customers depends on a number of factors that are outside of our control, including siting requirements, timing of construction and permits. We do not have the sales or order history to quantify trends as of yet.

Research and development contracts

Research and development revenue increased $0.4 million to $2.9 million for the three months ended January 31, 2006, compared to $2.5 million for the same period in 2005. Research and development contract revenue for the three months ended January 31, 2006 was primarily related to solid oxide fuel cell (SOFC) development, combined cycle Direct FuelCell/Turbine® development under U.S. Department of Energy programs and the Navy’s Ship Service Fuel Cell program.

Cost of research and development contracts increased $0.1 million to $2.9 million during the three months ended January 31, 2006, compared to $2.8 million for the same period in 2005. The ratio of research and development cost to revenue improved to .99-to-1 from 1.1-to-1 over the same quarter a year ago due to the current mix of cost share contracts.

As of January 31, 2006, research and development sales backlog totaled approximately $12.9 million of which Congress has authorized funding of $9.1 million, compared to $24.7 million ($14.4 million funded) as of January 31, 2005. In February 2006, the Company announced that it was selected by the DOE for awards for development of a coal-based multi-megawatt SOFC system ($10.6 million) and development of a high temperature membrane for low humidity operation of Polymer Electrolyte Membrane fuel cells ($2.1 million), both of which will be added to the backlog once these contracts are finalized.

Administrative and selling expenses

Administrative and selling expenses increased $1.1 million to $4.2 million during the three months ended January 31, 2006, compared to $3.1 million in the same period of the prior year. This increase is primarily due to stock-based compensation of approximately $0.7 million resulting from the adoption of SFAS 123R and higher marketing and professional costs of approximately $0.3 million resulting from commercial market development and increased proposal activity for R&D and commercial contracts.

Research and development expenses

Research and development expenses increased to $5.9 million during the three months ended January 31, 2006, compared to $5.2 million recorded in the same period of the prior year. The increase in the quarter is due to development costs for sub and megawatt cost reduction and stack life improvements.

Loss from operations

Loss from operations for the three months ended January 31, 2006 totaling $16.4 million is approximately 5 percent lower than the $17.3 million loss recorded in the comparable period last year. The decrease in the loss from operations is due primarily to lower revenue and costs due to the timing of customer delivery requirements and the production switch to lower cost DFC product models, partially offset by the recognition of $1.1 million in stock-based compensation resulting from the adoption of SFAS 123R, higher marketing and professional costs within administrative and selling expenses and higher research and development expenses.

Loss from equity investments

Our investment in Versa totaled approximately $12.1 million and $12.3 million as of January 31, 2006 and as of October 31, 2005, respectively. Our current ownership interest is 40% and we account for Versa under the equity method of accounting. Our share of equity losses for the three months ended January 31, 2006 and 2005 were $0.2 million and $0.3 million, respectively.

Interest and other income, net

Interest and other income, net, was $1.5 million for the three months ended January 31, 2006, compared to $0.9 million for the same period in 2005. Interest income increased due to higher average invested balances and higher yields.

Provision for income taxes

We believe that due to our efforts to commercialize our DFC products, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

We had approximately $162.8 million of cash, cash equivalents and investments as of January 31, 2006, compared to $180.0 million as of October 31, 2005. Net cash and investments used during the three months ended January 31, 2006 was $17.1 million. Cash and investments used during the first quarter of 2006 reflect dividend payments made on our Series B preferred stock of $1.3 million and proceeds from the receipt of incentive funding related to our power purchase agreements of $0.5 million.

Cash Inflows and Outflows

Cash and cash equivalents as of January 31, 2006 totaled $21.8 million, reflecting a decrease of $0.9 million from the balance reported as of October 31, 2005. The key components of our cash inflows and outflows from continuing operations were as follows:

Operating Activities: During the three months ended January 31, 2006, we used $12.0 million in cash in our operating activities, compared to an operating cash usage of $16.7 million during the comparable period of the prior year. First quarter 2006 cash used in operating activities consists of a net loss for the period of approximately $15.1 million, offset by non-cash adjustments totaling $3.9, including $1.1 million of stock-based compensation, depreciation expense of $2.2 million and other amortization of $0.1 million.

In addition, cash used in working capital totaled approximately $0.8 million including an increase in inventories of approximately $2.0 million and increases in advances to vendors of approximately $1.0 million due to increased production activity as well as higher prepaid insurance of approximately $0.7 million, partially offset by higher accounts payable of $2.3 million due to timing of inventory payments and increased production activity and higher deferred revenue of approximately $1.0 million.

Investing Activities:  During the three months ended January 31, 2006, net cash provided by investing activities totaled $12.3 million, compared with approximately $40.6 million generated in the comparable period of the prior year. Capital expenditures totaled $3.6 million for the three months ended January 31, 2006. This included approximately $2.8 million for equipment being built for power purchase agreements in our Alliance entities. During the first quarter of 2006, approximately $52.0 million of investments in U.S. Treasury Securities matured and new treasury purchases were made totaling $36.1 million.

Financing Activities:  During the three months ended January 31, 2006, net cash used by financing activities was approximately $1.2 million, compared to net cash provided by financing activities of $99.1 million in the comparable period of the prior year. For the first quarter of 2006, net cash use related primarily to dividend payments of $1.3 million on our Series B preferred stock and long-term debt payments of $0.2 million, partially offset by proceeds from employee stock option exercises. Cash provided by financing activities during the three months ended January 31, 2005 was due to the Series B preferred stock offering, which resulted in net proceeds to us totaling $99.0 million.

Sources and Uses of Cash and Investments

We continue to invest in new product development and bringing our products to market and, as such, we are not currently generating positive cash flow from our operations.  Our operations are funded primarily through sales of equity securities and cash generated from customer contracts, including cash from government research and development contracts, product sales, power purchase agreements and incentive funding. Our future cash requirements depend on numerous factors including future involvement in research and development contracts, implementing our cost reduction efforts and increasing annual order volume.

Future involvement in research and development contracts

Our research and development contracts are generally multi-year, cost reimbursement type contracts.  The majority of these are U.S. Government contracts that are dependent upon the government’s continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts. To obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Implementing cost reduction efforts on our fuel cell products

Cost reduction of our products is key to improving our operating results in future periods. We have reduced our product cost from over $20,000/kW for our 2 MW Santa Clara ‘proof-of-concept’ project in 1996-1997 to our current manufactured design cost of approximately $4,300/kW on our MW class product and $4,600/kW for the sub-MW product. Reducing product cost is essential for us to penetrate the market for our fuel cell products. Cost reductions will reduce and/or eliminate the need for incentive funding programs that are currently available to allow our product pricing to compete with grid-delivered power and other distributed generation technologies, and are critical to us attaining profitability. Our multi-disciplined cost reduction program focuses on value engineering, manufacturing process improvements, and technology improvements to increase power plant output and efficiency.

We continue to target annual cost reductions of 20 to 25 percent per year across all product lines. With the market demand shifting toward multi-MW projects as a result of emerging renewable portfolio standards programs, our focus in 2006 will be predominantly on cost reduction for the 2 MW DFC3000 power plant. With additional value engineering initiatives, we anticipate that we can reduce the cost of DFC3000 power plant to a range between $3,200/kw to $3,500/kW by the end of 2006 based on our current production levels.

Increasing annual order volume

In addition to the cost reduction initiatives discussed above, we will need to increase annual order volume. We believe that increased production volumes are necessary to lower costs by leveraging supplier/purchasing opportunities, incorporate manufacturing process improvements and spread fixed costs over more units of production. Our manufacturing, testing and conditioning facilities have equipment in place to accommodate 50 MW of annual production volume. Higher production volume will require increasing the manufacturing workforce.

With our currently achieved and projected annual cost reduction targets, we believe we can reach gross margin break-even on product sales at a sustained annual order and production volume of approximately 35 MW to 50 MW, depending on product mix, geographic location and other variables such as fuel prices. We believe that Company net income break-even can be achieved at a sustained annual order and volume production of approximately 75-100 MW assuming a mix of sub-MW and MW sales. If this mix trends more toward MW and multi-MW orders, then we believe that the gross margin and net income break-even volumes can be lower. Our fiscal 2005 production volume was approximately 6 MW, which we have recently increased to a 9 MW run rate.

We anticipate that our existing capital resources, together with anticipated revenues will be adequate to satisfy our planned financial requirements and agreements through at least the next twelve months.

Commitments and Significant Contractual Obligations

A summary of our significant future commitments and contractual obligations as of January 31, 2006 and the related payments by fiscal year is summarized as follows (in thousands):

	Payments Due by Period
Contractual Obligation:	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Capital and Operating lease commitments (1)	$3,595	$876	$1,545	$1,174	$—
Term loans (principal and interest)	1,034	423	600	11	—
Purchase commitments(2)	29,718	25,801	3,917	—	—
Series I Preferred dividends payable (3)	20,072	379	758	1,326	17,609
Series B Preferred dividends payable (4)	21,249	5,294	10,588	5,367	—
Totals	$75,668	$32,773	$17,408	$7,878	$17,609

(1)	Future minimum lease payments on capital and operating leases.
(2)	Short-term purchase commitments with suppliers for materials supplies, and services incurred in the normal course of business.
(3)
Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc., the holder of the Series 1 preferred shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. Cumulative unpaid dividends and interest at October 31, 2005 were approximately $3.5 million. For the purposes of this disclosure, we have assumed that the minimum dividend payments would be made through 2010. In 2010, we would be required to pay any unpaid and accrued dividends. From 2010 through 2020, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million. We have the option of paying these dividends in stock or cash.

(4)
Dividends on Series B preferred stock accrue at an annual rate of 5% paid quarterly. The obligations schedule assumes we will pay preferred dividends on these shares through November 20, 2009, at which time the preferred shares may be subject to mandatory conversion. We have the option of paying the dividends in stock or cash.

On June 29, 2000, we entered into a loan agreement, secured by machinery and equipment, and have borrowed an aggregate of $2.2 million under the agreement. The loan is payable over seven years, with payments of interest only for the first six months and then repaid in monthly installments over the remaining six and one-half years with interest computed annually based on the ten-year U.S. Treasury note plus 2.5 percent. Our current interest rate at January 31, 2006 is 6.5 percent and the outstanding principal balance on this loan is approximately $0.9 million.

Approximately $0.7 million of our cash and cash equivalents have been pledged as collateral for certain banking relationships in which we participate.

Research and Development Cost-Share Contracts

We have contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio with the government agency. As of January 31, 2006, our research and development sales backlog totaled $12.9 million. As this backlog is funded in future periods, we will incur additional research and development cost-share totaling approximately $7.0 million for which we would not be reimbursed by the government.

Product Sales Contracts

Our fuel cell power plant products are in the initial stages of development and market acceptance. As such, costs to manufacture and install our products exceed current market prices. As of January 31, 2006, we had product sales backlog of approximately $18.6 million. We do not expect sales from this backlog to be profitable.

Long-term Service Agreements

We have contracted with certain customers to provide service for fuel cell power plants ranging from one to thirteen years. Under the provisions of these contracts, we provide services to maintain, monitor and repair customer power plants. In some contracts we will provide for replacement of fuel cell stacks. Pricing for service contracts is based upon estimates of future costs, which given the early stage of development could be materially different from actual expenses. As of January 31, 2006, we had a service agreement sales backlog of approximately $5.9 million.

Power Purchase Agreements

Power purchase agreements (PPAs) are a common arrangement in the energy industry, whereby a customer purchases energy per unit delivered from an owner and operator of the power generation equipment. A number of our partners do this with end use customers, such as Marubeni in Japan and PPL in the U.S., where they purchase DFC power plants from us, own and operate the units, and recognize revenue as energy is sold to the end user.

We currently have seeded the market with a number of Company funded PPAs to penetrate key target markets and develop operational and transactional experience. With the added benefit of the investment tax credit and accelerated depreciation in the Energy Policy Act of 2005, we believe this experience may enable us to attract third party financing for existing and future projects, including multi-MW projects. To date, we have funded the development and construction of certain fuel cell power plants sited near customers in California, and own and operate assets through PPA entities that we control along with Alliance Power, Inc.

We have qualified for incentive funding for these projects in California under the states’ Self Generation Incentive Funding Program and from other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements. Revenue related to these incentive funds is recognized ratably over the performance period. As of January 31, 2006 we had deferred revenue totaling $5.1 million on the consolidated balance sheet related to incentive funding received on PPAs.

Under the terms of our power purchase agreements, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer’s current and future electricity pricing available from the grid. Revenues are earned and collected under these PPA’s as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We believe that the assets, including fuel cell power plants in these PPA entities, are carried at fair value on the consolidated balance sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

As of January 31, 2006, we had contracts in place to build and operate 4 MW of power plants under power purchase agreements ranging from 5 – 10 years.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R (revised 2004), “Share-Based Payment”, which revised SFAS No. 123, “Accounting for Stock-Based Compensation”. This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of operations. The Company adopted this statement as of November 1, 2005 as required. Refer to Note 7 of Notes to Consolidated Financial Statements for additional information.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal”. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of this accounting standard on November 1, 2005, as required, and there was not a material impact to the Company’s financial statements.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”). FIN 47 requires the recognition of a liability for the fair value of a legally-required conditional asset retirement obligation when incurred, if the liability’s fair value can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005, or no later than our fiscal fourth quarter of 2006. We have not yet determined the impact of adopting this statement on our consolidated financial statements.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Exposure

Our exposures to market risk for changes in interest rates relate primarily to our investment portfolio and long term debt obligations. Our investment portfolio includes both short-term United States Treasury instruments with maturities averaging three months or less, as well as U.S. Treasury notes with fixed interest rates with maturities of up to twenty months. Cash is invested overnight with high credit quality financial institutions. Based on our overall interest exposure at January 31, 2006, including all interest rate sensitive instruments, a near-term change in interest rate movements of 1 percent would affect our results of operations by approximately $0.2 million annually.

Foreign Currency Exchange Risk

With our Canadian business entity, FuelCell Energy, Ltd., we are subject to foreign exchange risk, although we have taken steps to mitigate those risks where possible. As of January 31, 2006, approximately $1.2 million (less than one percent) of our total cash, cash equivalents and investments was in currencies other than U.S. dollars. The functional currency of FuelCell Energy, Ltd. is the U.S. dollar.

We recognized approximately $0.05 million in foreign currency gains and $0.03 million in foreign currency losses during the three months ended January 31, 2006 and 2005, respectively. This has been recorded as a component of ‘Interest and other income’ on our consolidated statement of operations. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in hedging activities. We do not enter into derivative financial instruments. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

Item 4. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in the Company’s periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s periodic SEC reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There has been no change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits

Exhibit No.	Description
31.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8-K

We filed a Form 8-K dated December 15, 2005 under Items 2.02 and 9.01, in connection with a press release announcing our financial results and accomplishments for the three months ended October 31, 2005.

We filed a Form 8-K dated January 12, 2006 under Items 1.01, 5.02(b), 5.02(c) and 9.01, in connection with the press release announcing that R. Daniel Brdar was promoted to President and Chief Executive Officer. Jerry D. Leitman retained the position of Chairman of the Board in the Company's planned management succession.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FUELCELL ENERGY, INC.
(Registrant)

May , 2006
Date	Joseph G. Mahler Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary (Principal Financial Officer and Principal Accounting Officer)

INDEX OF EXHIBITS

Exhibit No.	Description
31.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

CERTIFICATIONS

I, R. Daniel Brdar, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of Fuel Cell Energy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: May, 2006	By:
R. Daniel Brdar President and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Joseph G. Mahler, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of Fuel Cell Energy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: May , 2006	By:
Joseph G. Mahler Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary (Principal Financial Officer and Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Fuel Cell Energy, Inc. (the “Company”) on Form 10-Q/A for the period ended January 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, R. Daniel Brdar, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:
R. Daniel Brdar President and Chief Executive Officer (Principal Executive Officer) May, 2006

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Fuel Cell Energy, Inc. (the “Company”) on Form 10-Q/A for the period ended January 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Joseph G. Mahler, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:
Joseph G. Mahler Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary (Principal Financial Officer and Principal Accounting Officer) May , 2006